Exhibit 12.1

BROADCOM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	6 Months Ended
	June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In thousands)

Earnings:
Income before income taxes	$403,965	$488,955	$1,097,320	$72,191	$222,315	$219,456	$366,641
Plus: Fixed Charges	23,460	12,589	28,171	24,360	23,800	22,820	19,845

Total income before income taxes and fixed charges	$427,425	$501,544	$1,125,491	$96,551	$246,115	$242,276	$386,486

Fixed charges:
Interest expense	$9,880	$304	$3,391	$—	$—	$—	$—
Interest within rental expense	13,580	12,285	24,780	24,360	23,800	22,820	19,845

Total fixed charges	$23,460	$12,589	$28,171	$24,360	$23,800	$22,820	$19,845

Ratio of earnings to fixed charges	18.2	39.8	40.0	4.0	10.3	10.6	19.5